ALPHA BANK

Press Release

CAPITAL MARKETS DAY

ALPHA BANK: AGENDA 2010

Alpha Bank will host its 2nd Capital Markets Day "Alpha Bank: Agenda 2010" on Monday 16th of January. During the day, Alpha Bank's 2006-2008 Business Plan as well as its key strategic objectives till the end of the decade will be presented to institutional investors and financial analysts. Each presentation will become available in the company's website www.alpha.gr as soon as it begins according to the schedule that follows.

SCHEDULE OF EVENTS

09.00 – 09.45	**Strategy and Financials – D. Mantzounis, M. Yannopoulos**
09.45 – 10.45	**Retail Banking – S. Filaretos, G. Aronis**
10.45 – 11.15	***Break***
11.15 – 12.15	**Southeastern Europe – S. Filaretos, Ch. Giampanas, P. Vlassiadis, C. Kokkinos, V. Karaindros**
12.15 – 13.00	**Business Lending, Investment Banking and Capital Markets – A. Theodoridis, G. Georgiou**
13.00 – 13.30	***Break***
13.30 – 14.00	**Private Banking and Asset Management – D. Verriopoulos, H. Siganos**
14.00 – 14.30	**Re-engineering - Ch. Papanayotou**

Friday, January 13, 2006

40 Stadiou Street
GR-102 52 Athens
Tel.: +30 210 326 2431-2

ALPHA BANK

Press Release

"Alpha Bank: Agenda 2010"

On January 16th, 2006, Alpha Bank held its 2nd Capital Markets Day at Athens Hilton. The General Management had the opportunity to present the Bank's prospects over the period 2006-2008, as well as its wider strategic objectives to the end of the decade, to institutional investors and financial analysts.

In this context, the Managing Director of Alpha Bank **Demetrios Mantzounis** said: *"The year 2006 marks the beginning of a new era for Alpha Bank. Building on the successes of the past, we embark upon a new period of expansion and profitability. The ultimate goal is to raise ROE close to 28% on a sustainable basis by the end of this decade while preserving the Tier I capital ratio above 8%. In this context, following a strong EPS growth in 2005 in excess of 20%, we target 20% annual EPS growth on average between 2006-2008.*

We aspire to be the Bank of choice in the wider area of Southeastern Europe, a fast-growing market of 60 million people with largely untapped but rapidly unfolding potential. To achieve this, we will more than double our global branch network size to about 1,200 units by 2010, ranking among the leading regional banks, with more than 10% market share in Southeastern Europe and 15% market share in the region including Greece. By 2010, we expect 25% of our profits to come from Southeastern Europe.

We have built up our capabilities with respect to organization and systems in order to make feasible a faster expansion in the Greek retail business and the Balkan markets. We will continue to invest in human capital and infrastructure with a view to support income-generating activities while reigning in cost growth through process reengineering.

We have achieved a lot in recent years. A great deal more lies ahead of us. Alpha Bank is built on sound foundations: reliability, integrity and trustworthiness. Our strategy in the years to come, while preserving our core qualities, aims for strong profitability by offering superior value to our clients."

40 Stadiou Street
GR-102 52 Athens
Tel.: +30 210 326 2431-2

	2005*	2010
Customer Assets (in Euro bn)	**38**	**64**
Greece	35	53
Southeastern Europe	3	11
Customer Loans (in Euro bn)	**28**	**62**
Greece	25	51
Southeastern Europe	3	11
Market Share	**13%**	**15%**
Greece	15%	16.5%
Southeastern Europe	5.5%	10%
Branches	**562**	**1,200**
Greece	383	480
Southeastern Europe	176	720
Employees	**11,500**	**14,500**
Greece	8,250	8,100
Southeastern Europe	3,165	6,400
Shareholders Equity (in Euro bn)	**2.3**	**4.3**
Net Profit (in Euro bn)	**0.5**	**1.2**
Return on Equity	**23%**	**28%**
Tier I Capital Ratio	**11%**	**8%**

* Estimates

Business Plan 2006 – 2008

Our strategy puts great emphasis on the Greek retail market and expansion in Southeastern Europe.

In Greece, we aim to increase our overall market share in loans to 16% by 2008. This implies sectoral gains of 3 percentage points in consumer credit, 1 percentage point in mortgages and about ½ a percentage point in business loans primarily from the small business area. In Southeastern Europe, we aim similarly to gain about 2 percentage points in market share in loans by 2008 (from 5.5% today to 7.5% in 2008) with an ultimate target to reach 10% market share by 2010.

On average over 2006-2008, our growth in consumer credit, mortgages and business loans in Greece is expected to reach 29%, 24% and 11%, with the market growing by 23%, 20% and 10% respectively. During the same period, spreads will gradually decline. Moreover, overall customer assets are expected to grow by 13% on average over 2006-2008, at about the same rate as the market with spreads remaining more or less unchanged. In Southeastern Europe, Alpha Bank loan and deposit growth is expected to fluctuate between 30% and 40%, surpassing market growth. Spreads, though weakening slightly, will remain overall at robust levels due to rapid financial market penetration.

To achieve these targets, we plan, in the next 3 years, to expand the branch network by about 20 branches in Greece and 260 branches in Southeastern Europe. This will create a branch network, in the countries outside Greece, of 436 units, that is approximately as many branches as in Greece, bringing the total number of branches to 840 units by 2008. Our long term target is to move towards 1,200 branches by 2010.

Continuous reengineering is expected to reduce labour requirements by at least 1 employee per existing branch from 2006 onwards and allow us to, also, build smaller branches in the future. Thus, branches built in Greece as well as in Southeastern Europe will be staffed with between 3 and 10 employees.

Personnel is expected to reach about 12,600 by 2008, a net increase of about 1,100 .The overall employee per branch ratio for our entire operation will be reduced to 13 by 2008 from 18 in 2005, with substantial benefits for our profitability. Consequently, the overall cost to income ratio is expected to fall to 42% in 2008 from 49% in 2005, despite remaining relatively high at 52% in Southeastern Europe.

Taking all the above into consideration, operating income is expected to grow on average over 2006-2008 by 14% with operating costs increasing by no more than 7% leading to substantial increases in profitability. With risk-weighted asset growth at 14% and the average dividend payout ratio at 50%, we expect to preserve Tier I capital ratio above 8% while achieving a Return on Equity close to 28%, with share buyback limited to 1% per year on average.

More specifically, the net interest margin is expected to grow to 3.4% in 2008 from 3.2% in 2005 on the back of the strength of high-spread volume growth while spreads per product are expected overall to weaken. Commission revenue is expected to grow as fast as asset growth at about 11%, with key drivers being the asset management and investment banking business. This is on the back of customer asset diversification towards equity and fixed income mutual funds and increasing privatization and restructuring activity as well as expansion of Greek corporates abroad. Other income including trading gains is expected to fluctuate at trend growth levels. Finally, overall cost growth will be limited to 7%, which is a testimony to the effectiveness of our continuing reengineering program despite the considerable impact deriving from the expansion in Southeastern Europe.

Athens, January 16, 2006